ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77C

On April 11, 2017, a Special Meeting of the shareholders of All Cap Core Trust was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

All Cap Core Trust

Proposal One: Approval of an Agreement and Plan of Reorganization providing for the reorganization of All Cap Core Trust into Total Stock Market Index Trust.

PROPOSAL ONE PASSED ON April 11, 2017.

For	Against	Abstain
5,854,573.912	100,489.039	253,096.678

On April 11, 2017, a Special Meeting of the shareholders of Money Market Trust was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

Money Market Trust

Proposal Two: Approval of a new subadvisory agreement between John Hancock Investment Management Services, LLC and John Hancock Asset Management a division of Manulife Asset Management (US) LLC, with respect to Money Market Trust.

PROPOSAL TWO PASSED ON April 11, 2017.

For	Against	Abstain
2,228,316,044.452	3,489,911.298	8,117,585.936